UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 21)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Capital City Bank Group, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

139 74 105
(CUSIP Number)

J. Kimbrough Davis
P.O. Box 11248
Tallahassee, Florida 32302-3248
(850) 402-7820
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 139 74 105                                                                                                 Page 2 of 3 Pages

1      NAMES OF REPORTING PERSONS                                                William Godfrey Smith, Jr.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a ) ☐
                                                                                    (b) ☐

3      SEC USE ONLY

4      SOURCE OF FUNDS*                                                            Distribution from Trust

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                                               ☐

N/A

6 CITIZENSHIP OR PLACE OF ORGANIZATION	U.S.A

NUMBER OF	7 SOLE VOTING POWER	2,295,014
SHARES
BENEFICIALLY	8 SHARED VOTING POWER	1,189,005
OWNED BY
EACH	9 SOLE DISPOSITIVE POWER	2,295,014
REPORTING
PERSON WITH	10 SHARED DISPOSITIVE POWER	1,189,005

11 AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH PERSON REPORTING PERSON	3,484,019

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
  CERTAIN SHARES*                                                                      ☒

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                           20.3%

14     TYPE OF REPORTING PERSON*                                                                 IN

AMENDMENT NO. 21 TO SCHEDULE 13D

This Amendment No. 21 amends and supplements the Statement on Schedule 13D and all subsequent amendments.  The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 4.	Purpose of Transaction is amended to include:

On December 19, 2008, the Smith Family Charitable Lead Trust was terminated and the corpus was distributed to the two remaindermen, Mr. William G. Smith, Jr., and his brother, Mr. Robert Hill Smith.

      There are no plans or proposals by William G. Smith, Jr. to take any of the actions listed in Item 4(a)-(j).

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) are amended in full to read as follows:

	Shares	Ownership

William G. Smith, Jr.	2,290,697	13.4%
Capital City Bank as Custodiam for
William G. Smith, Jr., IRA	4,317	*
The JWS Trust	35,334	*
The WGS IIITrust	35,334	*
The VAS Trust	35,024	*
The WHS Trust	35,024	*
The William Godfrey Smith Trust	430,799	2.5%
2S Partnership	617,490	3.6%
	3,484,019	20.3%

Paula P. Smith (wifte)	40,666	*
Capital City Bank as Custodian for
Paula P. Smith, IRA	4,057	*
	44,723	*

*Less than 1%.
**Based on 17,126,997 shares of CCBG Common Stock outstanding as of December 18, 2008.

Under the definition of “beneficial ownership” in Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 44,723 shares of CCBG common stock held by his wife, Paula P. Smith, and Capital City Bank as Custodian for Paula P. Smith, IRA.  Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of such shares.

b.
Mr. Smith has sole voting and investment power with respect to 2,295,014 shares of CCBG common stock consisting of (a) 2,290,697 shares held directly, (b) 4,317 shares held by Capital City Bank as custodian for William G. Smith, Jr., IRA.

Mr. Smith shares voting and investment power with Robert H. Smith, Vice President, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 1,189,005 shares of CCBG common stock, consisting of (u) 35,334  shares in the JWS Trust, (v) 35,334 shares in the WGS III Trust, (w) 35,024 shares in the VAS Trust, (x) 35,024 shares in the WHS Trust, (y) 430,799 shares in the William Godfrey Smith Trust and (z) 617,490 shares in the 2S Partnership.

Mr. Smith has no voting or investment power with respect to the 44,723 shares of CCBG common stock held by his wife, Paula P. Smith, and by Capital City Bank as Custodian for Paula P. Smith, IRA.  Pursuant to Rule 13d-4 promulgated under the Act, Mr. Smith disclaims beneficial ownership of such shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 22, 2008

/s/ William Godfrey Smith, Jr.
William Godfrey Smith, Jr.